Exhibit 99.1

Contacts ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Calls for Ordinary and Extraordinary Shareholders' Meeting

Mexico City, July 13, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V.(NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced that its General Ordinary and Extraordinary Shareholders' Meeting will be held on August 20, 2026 and announced the agenda for the meeting.

The following is the complete text of the call to assembly for the shareholders' meeting:

CALL TO ASSEMBLY FOR ORDINARY AND EXTRAORDINARY GENERAL MEETING OF THE

SHAREHOLDERS OF GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

By resolution of the Board of Directors adopted at the meeting held on June 23, 2026, and pursuant to the provisions of Articles 36, 37 and other provisions of the bylaws of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Company”) and Articles 181, 182 and 183 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), the Company's shareholders are hereby called to attend the Ordinary and Extraordinary General Shareholders' Meeting (the “Meeting”), which will take place at 10:00 a.m. on August 20, 2026, at the Company's offices at Bosque de Alisos No. 47-A 4th floor, Colonia Bosques de las Lomas, 05120, Mexico City, Mexico, in order to discuss the following matters:

A G E N D A

I.	Presentation and, if applicable, approval of the amendment to the Company's bylaws in accordance with the current temporal and regulatory context. Resolutions thereon.

II.	Presentation and, if applicable, approval of the merger of the Company with Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.; and various matters related to and/or ancillary to the merger, including, but not limited to, approval of the Company's balance sheet as of December 31, 2025 to be used as a basis for the merger, capital increase, amendment of Article Six of the Bylaws, granting and delegation of powers; acts related to the implementation of the resolutions adopted by the Shareholders’ Meeting; and the amendment to the Company's bylaws as a result of the merger, in case of being approved. Resolutions thereon.

III.	Presentation and, in applicable, approval of the declaration of payment of two extraordinary net dividends. Resolutions thereon; and

IV.	Appointment and designation of delegates to implement the resolutions adopted at the Meeting. Resolutions thereon.

All the material related to Extraordinary Shareholders’ Meeting can be found at http//www.asur.com.mx

Subject to the provisions of the paragraph immediately following this one, in order to have the right to attend the Meeting, the shareholders shall: (i) be registered on the Company Shareholder Register, or provide other proof of ownership of Company shares or the corresponding certificates in accordance with the Mexican Securities Market Law; and (ii) have obtained their admission pass. The Shareholder Register will be closed three working days prior to the date set for the Meeting.

In order to have the right to attend the Meeting, at the latest on the working day before the Meeting (i) the shareholders shall deposit at the Company's offices, with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("Indeval") or with any financial institution, their share certificates or the receipts or other proof of deposit issued by any such institutions, and (ii) the brokerage houses and the other depositaries at Indeval shall present a list containing the names, addresses, nationalities and number of shares of the shareholders that they will represent at the Meeting. Upon receipt of such documents, the Company shall issue an admission pass to the shareholders and/or deliver the forms that they may use in order to be duly represented at the Meeting pursuant to subsection III of Article 49 of the Securities Market Law. In order to attend the Meeting, the shareholders shall present the corresponding admission pass and/or form.

The shares deposited at the Company by the shareholders for the purposes of attending the Meeting shall be returned only after the Meeting has been held, upon delivery of the deposit receipts issued to the shareholder or its attorney-in-fact for such shares.

The shareholders may either attend the Meeting personally or be represented by a person or persons duly authorised by means of the corresponding form in accordance with the terms of Article 49 subsection III of the Securities Market Law or by any other form of representation granted pursuant to the law.

Furthermore, please be advised that the supporting documentation for the adoption of the resolutions of the Meeting hereby convened, and the above-mentioned form, shall be made available to the shareholders at the Company's Secretary’s offices from the day of publication of this call.

Mexico City, July 13, 2026

____________________________________

Rafael Robles Miaja

Secretary of the Board of Directors

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has historically shown competitive performance against U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

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